Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-211810, 333-218709, 333-220171, 333-232148 and 333-248112 ) and Form S-8 (Nos. 333-212808, 333-213501, 333-216250, 333-231355 and 333-235238) of Aqua Metals, Inc. (the "Company"), of our report dated March 28, 2023, with respect to the consolidated financial statements of the Company, included in this Annual Report on Form 10-K for the year ended December 31, 2023. Our report contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ FORVIS, LLP

New York, New York

March 28, 2024